Drinks Americas Holdings, LTD
372 Danbury Road
Wilton, CT 06897

                June 11, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Drinks Americas Holdings, Ltd.
Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-166827

Ladies and Gentlemen:

            Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Drinks Americas Holdings, Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-166827), together with all exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement in accordance with the staff’s comment letter to it dated June 4, 2010.   No securities were sold pursuant to the Registration Statement.

                Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, David Manno of Sichenzia Ross Friedman Ference LLP, at (212) 981-6772.

Thank you for your assistance in this matter.

Sincerely,

DRINKS AMERICAS HOLDINGS, LTD.

By: /s/ J. Patrick Kenny
J. Patrick Kenny
Chief Executive Officer